Exhibit 99.1

No. 56/08

IAMGOLD COMPLETES $20 MILLION PRIVATE PLACEMENT IN OREZONE

Toronto, Ontario, December 31, 2008 – IAMGOLD Corporation (“IAMGOLD”)   completed the previously announced purchase on a private placement basis of 71,428,571 common shares of Orezone Resources Inc. ("Orezone") at a price of Cdn$0.28 per share for gross proceeds to Orezone of Cdn$20 million.  As a result, IAMGOLD holds approximately 16.6% of the outstanding shares of Orezone. IAMGOLD did not hold any securities of Orezone prior to the private placement.

On December 11, 2008, IAMGOLD and Orezone jointly announced a business combination.  The private placement was completed pursuant to the definitive arrangement agreement dated December 10, 2008, whereby IAMGOLD would acquire, via a plan of arrangement, all of the outstanding common shares of Orezone in a supported, all-share transaction (the “Transaction”).  Total consideration to be provided to shareholders of Orezone under the Transaction is valued at approximately US$139 million.  Completion of the Transaction is subject to, among other things, the approval by the shareholders of Orezone at a special meeting of shareholders of Orezone, and final court approval.  The Transaction is expected to close by the end of February 2009.

Orezone’s main asset is the fully permitted, 4 million ounce Essakane gold resource, located in Burkina Faso, West Africa.  Construction commenced in September of this year for a mine that will contribute average gold production of over 300,000 ounces per year over a minimum nine-year mine life.   Average cash operating cost is estimated at US$358 per ounce, using a $600 per ounce gold price and $85/bbl oil price. Full production is anticipated in late 2010, requiring a remaining capital expenditure of approximately US$350 million.

ABOUT IAMGOLD

IAMGOLD is a leading mid-tier gold mining company producing almost one million ounces from 8 mines on 3 continents.  IAMGOLD is focused on growth with a target to reach 1.8 million ounces gold production by 2012.  IAMGOLD is uniquely positioned, with a strong financial base, together with the management and operations expertise to execute on our aggressive growth objectives.  IAMGOLD is focused in West Africa, the Guiana Shield of South America and in Quebec with a pipeline of development and exploration projects. IAMGOLD continues to assess accretive acquisition opportunities with a strategic fit.  IAMGOLD is listed on the Toronto Stock Exchange (“IMG”), the New York Stock Exchange (“IAG”) and the Botswana Stock Exchange.

For further information please contact:

IAMGOLD Corporation:

Elaine Ellingham
SVP, Investor Relations & Communications
Tel: 416 360 4743
Toll-free: 1-888-IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
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or at www.sec.gov.

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